SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction

DSIT Solutions Ltd.	Israel
DSIT Sonar and Acoustics Ltd.	Israel
GridSense Pty. Ltd.	New South Wales, Australia
CHK GridSense Pty. Ltd.	New South Wales, Australia
GridSense Inc.	Colorado
US Seismic Systems, Inc.	Delaware
OMX Holdings, Inc.	Georgia
OmniMetrix, LLC	Georgia